FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

April 20, 2005

Commission File Number: 333-119497

MECHEL STEEL GROUP OAO

(Translation of registrant’s name into English)

Krasnopresnenskaya Naberezhnaya 12

Moscow 123610

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL ANNOUNCES THE COMMISSIONING OF A NEW SINTER PLANT AT
CHELYABINSK METALLURGICAL PLANT

Moscow, Russia – April 20, 2005 – Mechel (NYSE: MTL) announces the startup of the first line of the new sinter plant at its subsidiary, Chelyabinsk Metallurgical Plant.

Construction of the new sinter plant is in line with Mechel’s strategic investment program, targeted at improving quality, lowering production costs and overall modernization. The plant will have a total annual capacity of 4.5 million tonnes of sinter once it is brought fully on line, which is expected by the end of this year.

The new sinter plant significantly exceeds the existing sintering facility in efficiency and technical parameters. Environmental protection was also one of the foremost priorities of the project, and substantial sums were spent to ensure that the plant exceeds all applicable standards. For instance, the sintering machines are equipped with modern dust-gas filtering systems, electrical filters produced by Alstom.

The first line has a capacity of 1,125 million tones. The three additional lines of the sinter plant will be commissioned in roughly equal periods throughout the rest of this year. The commissioning of the new plant significantly increases Mechel’s ability to internally source its iron ore requirements for its own iron ore mine, Korshunov Mining Plant.  The plant, once fully commissioned, is expected to yield cost savings of approximately $70 million annually.  The total cost of the project is expected to be approximately $150 million.

“Construction of the new sinter plant is a part of our strategic program to upgrade our production facilities. The commissioning of this sinter plant will allow us to realize substantial cost savings through the further integration of our operating subsidiaries, and is yet another example of how our vertical integration provides us with significant competitive advantages,” – Mechel’s CEO Vladimir Iorich said.

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Mechel OAO

Irina Ostryakova

Director of Communications

Phone: 7-095-258-18-28

Fax: 7-095-258-18-38

irina.ostryakova@mechel.com

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Mechel is one of the leading Russian metals and mining companies.  The Company unites producers of steel, rolled products, hardware, coal, iron ore concentrate, and nickel.  Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel Steel Group, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel Steel Group files from time to time with the U.S. Securities and Exchange Commission, including our Form F-1. These documents contain and identify important factors, including those contained in the section captioned «Risk Factors» and «Cautionary Note Regarding Forward-Looking Statements» in our Form F-1, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL STEEL GROUP OAO

	By:	Vladimir Iorich
	Name:	Vladimir Iorich
	Title:	CEO

Date: April 20, 2005